UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	NexPoint Capital, LLC

Address of Principal Business Office:	300 Crescent Court, Suite 700, Dallas, Texas 75201

Telephone Number:	(972) 628-4100

Name and address of agent for service of process:	Brian Mitts NexPoint Capital, LLC. 300 Crescent Court, Suite 700 Dallas, Texas 75201

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Dallas and the state of Texas on the 19th day of May 2014.

NexPoint Capital, LLC

/s/ Brian Mitts
Name:	Brian Mitts
Title:	Vice President and Chief Financial Officer

Attest:	/s/ Dustin Norris
Name:	Dustin Norris
Title:	Secretary